EXHIBIT 12.1

Computation of Ratio of Earnings to Fixed Charges
(Amounts in 000s, except ratios)

		Year Ended December 31,					Six
							Months Ended
		1999	2000	2001	2002	2003	June 30, 2004
Earnings
	Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	102,938	199,051	156,966	(193,844)	(53,069)	(22,938)

Fixed Charges
	Interest expense and amortization of debt issuance costs on all indebtedness (b)	15,184	25,708	36,072	35,866	31,822	12,594
	Appropriate portion (1/3) of rent expense relating to interest	3,863	5,346	7,953	10,329	15,990	8,675

	Fixed Charges	19,047	31,054	44,025	46,195	47,812	21,269

	Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus Fixed Charges	121,985	230,105	200,991	(147,649)	(5,257)	(1,669)

	Ratio of Earnings to Fixed Charges	6.4	7.4	4.6	(a )	(a )	(a )

(a) Due to the losses for the years ended December 31, 2002 and 2003 and the six months ended June 30, 2004, the ratio of earnings to fixed charges for such periods was less than 1:1. In order to achieve a coverage ratio of 1:1, we needed additional earnings of $193.8 million for the year ended December 31, 2002, $53.1 million for the year ended December 31, 2003, and $22.9 million for the six months ended June 30, 2004.

(b) No interest was capitalized for any period.